UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Integrated BioPharma, Inc.

(Name of Issuer)

Common Stock, par value $.002

(Title of Class of Securities)

45811V105

(CUSIP Number)

E. Gerald Kay
225 Long Avenue
Hillside, New Jersey 07205

(888) 319-6962

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Andrew Abramowitz, Esq.
Greenberg Traurig, LLP
200 Park Avenue

New York, New York 10166

August 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

CUSIP NO. 45811V105	SCHEDULE 13D
Page 2 of 15 Pages

1	NAME OF REPORTING PERSON E. Gerald Kay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,166,877
	8	SHARED VOTING POWER 1,158,345
	9	SOLE DISPOSITIVE POWER 4,166,877
	10	SHARED DISPOSITIVE POWER 1,158,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.49%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45811V105	SCHEDULE 13D
Page 3 of 15 Pages

1	NAME OF REPORTING PERSON EGK, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 819,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 819,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.12%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45811V105	SCHEDULE 13D
Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Riva Kay Sheppard
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,236,133
	8	SHARED VOTING POWER 169,358
	9	SOLE DISPOSITIVE POWER 1,236,133
	10	SHARED DISPOSITIVE POWER 169,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,405,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.99%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45811V105	SCHEDULE 13D
Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Christina Kay
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,236,133
	8	SHARED VOTING POWER 169,358
	9	SOLE DISPOSITIVE POWER 1,236,133
	10	SHARED DISPOSITIVE POWER 169,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,405,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.99%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45811V105	SCHEDULE 13D
Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Robert B. Kay
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,666
	8	SHARED VOTING POWER 819,629
	9	SOLE DISPOSITIVE POWER 416,666
	10	SHARED DISPOSITIVE POWER 819,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.15%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45811V105	SCHEDULE 13D
Page 7 of 15 Pages

1	NAME OF REPORTING PERSON EVJ, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 819,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 819,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.12%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45811V105	SCHEDULE 13D
Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Carl DeSantis
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,484,805
	8	SHARED VOTING POWER 2,275,922
	9	SOLE DISPOSITIVE POWER 1,484,805
	10	SHARED DISPOSITIVE POWER 2,275,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,760,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.85%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45811V105	SCHEDULE 13D
Page 9 of 15 Pages

1	NAME OF REPORTING PERSON CDS Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 819,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 819,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.12%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45811V105	SCHEDULE 13D
Page 10 of 15 Pages

1	NAME OF REPORTING PERSON CD Financial, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,456,293
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,456,293
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.32%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45811V105	SCHEDULE 13D
Page 11 of 15 Pages

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment”) relates to shares of common stock, par value $0.002 per share (the “Common Stock”) of Integrated BioPharma, Inc., a Delaware corporation (the “Issuer”). This Amendment amends in its entirety the Statement of Beneficial Ownership on Schedule 13D, originally filed by Trade Investment Services, LLC, EVJ, LLC, EGK, LLC, CDS International Holdings, Inc., Robert B. Kay, E. Gerald Kay and Carl DeSantis with the Securities and Exchange Commission (the “Commission”) on March 28, 2003, as amended by Amendment No. 1, filed with the Commission on July 22, 2003, and Amendment No. 2, filed with the Commission on December 20, 2006. The Issuer’s principal executive offices are located at 225 Long Avenue, Hillside, New Jersey 07205.

Item 2. Identity and Background.

(a)     The names of the reporting persons are E. Gerald Kay, EGK, LLC, Riva Kay Sheppard, Christina Kay, Robert B. Kay, EVJ, LLC, Carl DeSantis, CDS Group Holdings, LLC and CD Financial, LLC (collectively, the “Group”).

(b)     The address for E. Gerald Kay, EGK, LLC, Riva Kay Sheppard, Christina Kay, Robert B. Kay and EVJ, LLC is c/o Integrated BioPharma, Inc., 225 Long Avenue, Hillside, New Jersey 07205.

The address for Carl DeSantis, CDS Group Holdings, LLC and CD Financial, LLC is 95 NE 4th Avenue Delray Beach, Florida 33483.

(c)     The principal occupations of the members of the Group are set forth below. Unless otherwise indicated, each member of the Group is employed by the Issuer, located at 225 Long Avenue, Hillside, New Jersey 07205:

E. Gerald Kay, Chief Executive Office

Riva Kay Sheppard, Executive Vice President

Christina Kay, Executive Vice President

Robert B. Kay, Chief Executive Officer of iBioPharma, located at 9 Innovation Way, Suite 100, Newark, Delaware

Carl DeSantis, Chairman of CDS International Holdings, Inc., located at 95 NE 4th Avenue Delray Beach, Florida 33483

(d)     During the last five years, no members of the Group have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, no members of the Group have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     EGK, LLC and EVJ, LLC are organized under the laws of the State of Delaware, and CDS Group Holdings, LLC and CD Financial LLC are organized under the laws of the State of Florida. The rest of the members of the Group are citizens of the United States of America.

CUSIP NO. 45811V105	SCHEDULE 13D
Page 12 of 15 Pages

Item 3. Source and Amount of Funds or Other Consideration.

EGK, LLC, EVJ, LLC, CDS Group Holdings, LLC and CD Financial, LLC used their working capital and the other members of the group used personal funds to purchase the Shares for investment purposes.

Item 4. Purpose of Transaction.

Each member of the Group purchased the Shares for investment purposes and not with the view to sell in connection with any distribution thereof. Except in the ordinary course of business, the Group has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything to the contrary contained herein, each member of the Group reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)     The members of the Group individually, and as a whole, may be deemed to have beneficial ownership of 12,795,410 shares of Common Stock of the Issuer, representing approximately 61.15% of the Issuer’s outstanding shares of Common Stock (the percentage of shares owned being based upon 20,923,476 shares outstanding on August 21, 2008, including 1,028,415 shares underlying presently exercisable stock options and restricted stock units).

(b)     E. Gerald Kay holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 4,166,877 shares of Common Stock. E. Gerald Kay may additionally be deemed to share beneficial ownership as well as voting and dispositive power with Riva Kay Sheppard with respect to 169,358 shares of Common Stock and with Christina Kay with respect to 169,358 shares of Common Stock. E. Gerald Kay is the manager of EGK LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the 819,629 shares of Common Stock held by EGK LLC.

EGK, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

Riva Kay Sheppard holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,236,133 shares of Common Stock. Riva Kay Sheppard may be deemed to share beneficial ownership as well as voting and dispositive power with E. Gerald Kay with respect to 169,358 shares of Common Stock.

Christina Kay holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,236,133 shares of Common Stock. Christina Kay may be deemed to share beneficial ownership as well as voting and dispositive power with E. Gerald Kay with respect to 169,358 shares of Common Stock.

Robert B. Kay holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 416,666 shares of Common Stock. Robert B. Kay is the manager of EVJ, LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 819,629 shares of Common Stock held by EVJ, LLC.

CUSIP NO. 45811V105	SCHEDULE 13D
Page 13 of 15 Pages

EVJ, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

Carl DeSantis holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,484,805 shares of Common Stock. CD Financial, LLC owns 1,456,293 shares of Common Stock, of which Carl DeSantis may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) by virtue of the fact that he is the manager. Carl DeSantis is also the manager of CDS Group Holdings, LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 819,629 shares of Common Stock held by CDS Group Holdings, LLC.

CDS Group Holdings, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

CD Financial, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,456,293 shares of Common Stock.

(c)     On August 8, 2008, E. Gerald Kay transferred 100,000 shares of Common Stock to John McKey pursuant to the terms of a consulting agreement between Mr. McKey and E. Gerald Kay.

On July 30, 2008, CD Financial, LLC was issued 1,356,293 shares of Common Stock upon conversion of 1,356,293 shares of Series C Preferred Stock of the Issuer.

There have been no other transactions in the securities of the Issuer in the past sixty days involving the Reporting Persons.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The members of the Group individually, and as a whole, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

99.A.     Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 45811V105	SCHEDULE 13D
Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2008	/s/E. Gerald Kay
E. Gerald Kay, individually

EGK, LLC

Dated: August 21, 2008	By: /s/E. Gerald Kay
Name: E. Gerald Kay
Title: Manager

Dated: August 21, 2008	/s/Riva Kay Sheppard
Riva Kay Sheppard, individually

Dated: August 21, 2008	/s/Christina Kay
Christina Kay, individually

Dated: August 21, 2008	/s/Robert B. Kay
Robert B. Kay, individually

EVJ, LLC

Dated: August 21, 2008	By:/s/Robert B. Kay
Name: Robert B. Kay
Title: Manager

Dated: August 21, 2008	/s/Carl DeSantis
Carl DeSantis, individually

CDS Group Holdings, LLC

Dated: August 21, 2008	By:/s/Carl DeSantis
Name: Carl DeSantis
Title: Manager

CD Financial, LLC

Dated: August 21, 2008	By:/s/Carl DeSantis
Name: Carl DeSantis
Title: Manager

CUSIP NO. 45811V105	SCHEDULE 13D
Page 15 of 15 Pages

EXHIBIT INDEX

99.A.     Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.